

INVEST IN STAAX 💸

Enabling peer-to-peer payments via fractional shares of stock ✨

LEAD INVESTOR ⌄

Tanvi Lal

Stock transfers are the future of P2P payments. With use cases from paying friends back to cross-border payments, there are so many opportunities. Given how easy stock trading is today, there's a real demand for the product Staax is building. Staax is seeing a lot of traction and positive user feedback from their pre-seed raise to beta signups. It's clear customers want a product like this in the market. Nikki, Lucy, and Victoria are a powerhouse trio of visionaries - I'm thrilled to support them! Go Staax 🚀

Invested $1,000 this round & $1,000 previously

---

staaxapp.com   San Francisco CA   Technology   Fintech & Finance   Female Founder   B2C

Highlights

1. We make investing social, and as easy as receiving payments from your friends 🌑

2. Closed almost $2M in funding. Over $10M in total investor interest to date 💰

3. Investors include, Techstars, Western Union, Litquidity, Hustle Fund, Plug & Play, Harlem Capital, and Lightspeed 🦄

4. 12,000+ people on our waitlist to date since opening in Fall 2021 📈

5. Strong Instagram + Tik Tok Influencer Army (Partner accounts totaling 4 Million + followers) 👻

6. Check out our app demo! 📹 https://www.youtube.com/watch?v=NqyVKIAW86o

7. As seen on Business Insider, TechCrunch, Benzinga and more 📰 - We got accepted into TechCrunch Disrupt in Oct!

8. Download the app! Exclusive code is STAAXWEFUNDER to win stock🤩 https://apps.apple.com/us/app/staax/id1635862905

Our Team



Nikki Varanasi   Founder & CEO of Staax ✌️

Previously in finance and consulting at KKR and McKinsey



Lucy Yang   Founder & COO of Staax ✌️

Previously in finance and operations at Goldman Sachs and The White House



Victoria Yang Founder & CTO of Staax ✌️

Previously in engineering and product management at Coinbase and Morgan Stanley

Pitch


Staax
INVESTING EMBEDDED INTO LIFESTYLE


The growth of mobile P2P payment apps comes primarily from Gen Z
165 Million
Peer-to-peer payment users in the US
$1.2 Trillion
In transaction volume by year 2023, from Venmo, Zelle, and Cash App



TYPICAL PEER-TO-PEER
PAYMENT APPS CREATE
NO
FINANCIAL
GAIN

- Current p2p payment apps don't allow users to transact via investments in a social way, which means oftentimes when people get paid back, they accumulate large balances in their accounts, until they remember to transfer it to their bank and then transfer it to their brokerage, which can be cumbersome.
- Many of these existing apps make profit off the user's balances, whereas we allow the user to make profit for themselves from their balances by investing long-term.



PROBLEM
SOLUTION
In the $400B dollar peer-to-peer payments market, people lack the opportunity to create value out of their transactions
Build wealth by passively investing in the form of peer to peer payments - earn interest and grow your portfolio by everyday transactions
People who refrain from consistent investing don't have enough time, knowledge or access to sizable funds
Investing is as easy as getting paid by your friends - you can invest in fractional shares of stock every time you receive a payment. The social aspect

OUR MISSION

  

We're reimagining how payments are done by enabling peer-to-peer payments via fractional shares of assets, like stock, which promotes investing with every transaction

We strive to transition the culture around investing to be more social, transparent, and frequent

We aspire to encourage the growth of generational wealth through passive investing



Staax makes investing as easy as receiving payment from friends.

Get access to a social feed with endless financial data from peers.

Invest with every transaction.

Grow your wealth passively, without thinking about it.

- Send as little as $1 of stock, with no fees, no paperwork and no tax implications for the sender.

- Traditionally, to send stock, it can be a difficult process. You oftentimes have to own the stock to be able to send it, which triggers a tax event since it

involves selling off your existing stock. This also comes with paperwork, delays, and fees.

- On Staax, users do not face any of those challenges, and we allow people to send stock without having to own it in the first place.



60% of young investors (18 to 34 years old) first started investing in 2020 or later
% that uses social media to help make investment decisions:
42%
43%
GEN Z
MILLENNIALS



CASH
Pay
Choose from Cameron's favorites
AMZN
FB
LULU
NFLX
TSLA
Next
Katie Lam
Sent $28.80 of TSLA
Drinks last night
Decline
Accept
STOCK

- Users can pay or request people in their favorite stocks. When you pay someone in a stock, it comes out from your Staax cash wallet, and once the recipient clicks "accept" in the notifications tab, the cash turns into stock

recipient clicks "accept" in the notifications tab, the cash turns into stock automatically.

- This is how we avoid taxes, fees, and paperwork as we help turn your disposable income into wealth-generating assets.



Request
$16.93
of TSLA
FROM
Alina Zara
@AlinaZara
Happy hour
Confirm
Pay
$25.96
of GOOGL
TO
Leslie Johnson
@lesliejohnson
Uber
Confirm
Social investing,
made fun.

- The social aspect of Staax is what creates a community and conversation around investing.

- Get access to your friend's trades and portfolio favorites, and engage in conversation by "liking" and "commenting" on transactions!



Access to data
transparency.
See what your
friends are
investing in.
Search Stocks or Users...
Melissa Lin
sent AAPL
to Alina Zara
Drinks
a minute ago
AAPL
Alina Zara
sent AMZN
to Melissa Lin
Tuesday
21 hours ago
AMZN
Sid Loeb
sent TSLA
to Melissa Lin
Lost a bet
21 hours ago
TSLA





Request

Notifications
Leslie Johnson Requested $10 of AAPL stock.
2 days ago
Decline
Pay
Melissa Lin Sent you $20 of AAPL stock.
2 days ago
Decline
Accept
Sid Loeb Sent you $4 of CRM stock.
3 days ago
Decline
Accept
Pay or Request
Request
Choose from your favorites
AAPL
Apple Inc.
AMZN
Amazon.Com Inc
LYFT
Lyft, Inc. Class A C...
NKE
Nike, Inc.
TSLA
Tesla, Inc. Commo...
Turn every payment into an investment.

OUR INVESTORS
WESTERN UNION
techstars_
litquidity
Lightspeed
PLUGANDPLAY

- Some of our notable investors include *Western Union, Techstars, Harlem Capital, Litquidity, Lightspeed, Hustle Fund* and *Plug and Play.*







Nikki Varanasi, CEO

Finance and Investments at **KKR** & **McKinsey & Co. / MIO Partners**

Victoria Yang, CTO

Engineering and Product at **Coinbase** & **Morgan Stanley**

Lucy Yang, COO

Finance and Operations at **Goldman Sachs** & **The White House**



CONTACT



hello@staaxapp.com

www.staaxapp.com